Mail Stop 3561



							November 2, 2005




George D. Gourdomichalis, President
FreeSeas, Inc.
93 Akti Miaouli
Piraeus, Greece
011-30-210-4528-770

		RE:	FreeSeas, Inc.
      Registration Statement on Form F-1
			Amendment Filed: October 11, 2005
			File No. 333-124825

Dear Mr. Gourdomichalis:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure regarding the listing of your securities is confusing because you disclose that Freeseas`s common stock is not listed on any national stock exchange and you intend to apply for a listing on the NASDAQ SmallCap Market. Yet, Trinity`s securities are quoted on the OTC Bulletin Board and a market therefore exists as it pertains to the company`s securities. Revise to clearly indicate that your securities are/will be quoted on the Bulletin Board and that, although you intend to seek a listing on the NASDAQ SmallCap Market, there is no assurance that a listing will be obtained.
2. We note that one of the enumerated conditions in order for Trinity to be able to consummate the Merger includes the requirement that "no more than 2% of all outstanding shares of Trinity common stock and Trinity Class B common stock, collectively, exercise their statutory appraisal rights." However, based upon our understanding of Section
262 of the DGCL, the actual "exercise" of appraisal rights under the
DGCL does not occur until after the judicial appraisal process has taken place which by necessity occurs after the consummation of the
Merger, thus making such exercise inappropriate as a condition to the consummation of the Merger. We do note, however, that under Section
262 of the DGCL, a notice of intent to seek appraisal rights must be provided to the company by any shareholder intending or considering an exercise his/her appraisal rights prior to the consummation of the
Merger. To the extent that this is the event which is intended to be a condition to Trinity being able to consummate the Merger, please revise your disclosure as necessary. Alternatively, please describe to us how an event which occurs after the consummation of the Merger can be a condition precedent to Trinity`s ability to consummate the
Merger.

Cover Page
3. Limit the outside front cover page to one page as required by Item
501(a) of Regulation S-K.

Selected Unaudited Pro Forma Financial Information, page 12
4. We note your response to prior comment 20. Please revise your disclosure to incorporate the dilutive effect on net income per share that will result from the issuance of the shares in the transaction.
Consider providing a tabular presentation of the shares used in the calculation. Refer to Regulation S-X 11-02(b)(7) and revise your disclosures accordingly.

Selling Shareholders, page 107
5. Please explain the discrepancies in the number of shares
beneficially owned by Messrs. Varouxakis, G. Gourdomichalis, and
E.
Gourdomichalis as reflected in the beneficial ownership table on
75
and the selling shareholder table on page 107.




   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc. 	Jeffry Robinson,. Esq.
	305-995-6402 by facsimile








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George D. Gourdomichalis
FreeSeas, Inc.
November 2, 2005
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